UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                              DEL WEBB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   947423 109
                            -----------------------
                                 (CUSIP Number)

            William B. Shearer, Jr., Rick Miller or Eliot W. Robinson
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                               Tel: (404) 572-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 October 6, 2000
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 947423 109                                        Page 2 of 8

         This Amendment No. 2 to Schedule 13D ("Amendment No.2") amends and supplements the Schedule 13D filed on August 17, 2000 (the "Schedule") and Amendment No. 1 to Schedule 13D filed August 31, 2000 ("Amendment No.1") by Pacific Partners, LLC ("Pacific Partners" or the "Stockholder"), with respect to the Common Stock, $.001 par value (the "Stock"), of Del Webb Corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule

Item 4.           Purpose of Transaction.

         Item  4  is  amended  to  revise  the  information  under  the  caption

"Hart-Scott-Rodino  Filing" and add the information under the captions "Meetings with  Management,"  "Preliminary  Proxy  Statement  Filing" and "Going  Forward"

below. Item 4 is hereby amended to read in its entirety as follows:

         The Stockholder purchased shares of the Stock because it had determined that  the  Stock  may  present  significant  opportunities  for  realization  of increased  shareholder value.  Representatives of the Stockholder have read with interest  publicly  available  information  regarding the Company  including the various reports filed by the Company pursuant to the Securities  Exchange Act of

1934.  Although the Company is the  recognized  brand name and the leader in the active  adult  housing  business,  the  Reporting  Persons do not  believe  that shareholder value has been maximized.  The Reporting Persons have noted that the

Company's  balance sheet is highly  leveraged.  Impending  debt  maturities  and certain restrictive covenants contained in the Company's instruments relating to its indebtedness, may present liquidity issues and limit the Company's financial flexibility.  The Reporting  Persons believe that this, in turn, is not allowing the Company to take  advantage  of both  present and future  opportunities.  The

Reporting  Persons  are also  concerned  that the  percentage  of the issued and outstanding Stock beneficially owned by the Company's  directors and officers is inappropriately low.

         Representatives  of the  Reporting  Persons  will  seek  to  meet  with management  of the Company to obtain  management's  explanation  of the steps it intends to take to maximize  the value of the Stock and  address  any  impending liquidity issues and delever the Company's  balance sheet. The Reporting Persons may also evaluate and discuss with management the terms upon which a significant strategic equity  investment could be made in the Company to address any pending liquidity issues and to delever the Company's balance sheet.  Representatives of


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CUSIP NO. 947423 109                                        Page 3 of 8

the Stockholder may also meet with  representatives  of potential  purchasers of the Company to determine if they are  interested in acquiring the Company and to compare possible  acquisition prices with the Reporting  Persons'  assessment of the market values  realizable from management's  plans.  Based on the outcome of any such  discussions  and further  assessment  by the  Reporting  Persons,  the

Reporting Persons may seek representation on the Company's Board of Directors at

its  2000  Annual  Meeting  of   Stockholders  or  may  suggest  and/or  sponsor

alternative candidates for election as directors.

         Depending  upon general  market and economic  conditions  affecting the

Company  and the  Stock  and its  view of the  prospects  for the  Company,  the

Stockholder  may purchase  additional  shares of the Stock or sell shares of the

Stock from time to time in open market and/or private transactions.

         Director Nominations.  On August 17, 2000, Pacific Partners delivered a letter to LeRoy C. Hanneman,  Jr.  informing Mr.  Hanneman of Pacific  Partners'

ownership of approximately 5.32% of the Company's Stock. In that letter, Pacific

Partners  requested a meeting with Mr. Hanneman to discuss certain issues raised in the letter,  including  steps  management  of the Company  intends to take to maximize the value of the Stock and address any impending  liquidity  issues and delever the  Company's  balance  sheet.  On August 25,  2000,  Pacific  Partners received a reply  from Mr.  Hanneman  suggesting  three  possible  dates for the requested meeting.  The earliest date proposed by Mr. Hanneman for the requested meeting was September 11, 2000.

         The Company's  Amended and Restated Bylaws provide  generally that if a stockholder  intends  to  propose  certain  matters  for  consideration  at  the

Company's Annual Meeting of  Stockholders,  including the nomination of director candidates,  the  stockholder  must submit to the Company,  in writing,  certain detailed  information  regarding the actions or nominations being proposed.  The information  that  stockholders  must give to the Company must also be submitted within a  narrowly  defined  "window"  of not less  than 60 and not more than 90 days. Based on publicly available information reviewed by the Reporting Persons,

in the case of the Company's 2000 Annual Meeting of  Stockholders,  the "window"

for such  notices  opened on August 4, 2000 and will close on September 4, 2000.

In light of the Company's  unwillingness,  as indicated by the Company's  August


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CUSIP NO. 947423 109                                        Page 4 of 8

25, 2000 letter referenced  above, to engage in a substantive  dialogue with the

Company  prior to the  closing  of this 30 day  period in which  notice  must be given,  and the  failure  by the  Company  to  volunteer  any  relief  from such

deadlines  to  accommodate  Mr.  Hanneman's  schedule,   the  Reporting  Persons

determined to take the action  described in this Amendment No. 1. The failure to take the action describe below at this time would,  under the Company's  Bylaws,

preclude  the  Reporting  Persons  from being able to  nominate  candidates  for election to the Company's  Board of Directors  until the 2001 Annual  Meeting of

Stockholders.

         On  August  31,  2000,  in  accordance   with   information   and  time

requirements  set forth in Article 2,  Section  2.8 of the Bylaws of the Company

(which the Stockholder  reserves the right to challenge),  the Reporting Persons delivered to the Secretary of the Company a letter which provides written notice of its intent to nominate  William S.  Levine,  Arturo S.  Moreno,  and Brian J.

O'Connor (the "Nominees") as candidates for election as directors of the Company at the Company's 2000 Annual Meeting of  Stockholders.  A copy of the nomination letter is attached as Exhibit 99.5 hereto.  In the event the Company declines to accept  such  nominations,  the  Reporting  Persons may elect to prepare a proxy statement  complying with the requirements of Schedule 14A as promulgated by the

Securities and Exchange  Commission  containing  information  called for therein with respect to, among other things, the identity and background of the Nominees and  the  Reporting  Persons'  and the  Nominees'  beneficial  ownership  of the securities of the Company in connection  with a solicitation  of proxies for the

2000 Annual Meeting of Stockholders but will only conduct such solicitation when and  as  permitted  by  applicable  law.  To  assist  in  any  potential  future solicitation  of the proxies the  Stockholder has retained D.F. King & Co., Inc.

as its proxy  solicitor.  This  filing is not  intended  to  solicit  proxies in connection with the 2000 Annual Meeting of Stockholders.

         Stockholder  Inspection  Demand.  On August  31,  2000,  the  Reporting

Persons also delivered to the Company a stockholder  inspection  demand pursuant to Section 220 of the General  Corporation Law of Delaware,  for examination and copying of the Company's list of stockholders  and certain  related  stockholder records including, without limitation, a list of non-objecting beneficial owners

("NOBO list") to facilitate the ability of the Reporting  Persons to communicate

CUSIP NO. 947423 109                                        Page 5 of 8

with fellow stockholders.  A copy of the stockholder inspection demand letter is attached as Exhibit 99.6 hereto.

         Hart-Scott-Rodino  Filing. In connection with the foregoing,  on August

31, 2000, Pacific Partners also filed a Notification and Report Form for Certain

Mergers   and   Acquisitions    with   the   Federal   Trade   Commission   (the

"Hart-Scott-Rodino  Filing"). This Hart-Scott-Rodino filing is required in order for Pacific  Partners to acquire  Stock valued at more than $15.0  million under the rules related to the filing. In the filing,  Pacific Partners indicated that it presently  intends to acquire from time to time  additional  shares of Stock,

which,  based on current  market  prices,  would cause Pacific  Partners'  total holdings to exceed the $15.0 million  threshold.  The filing also discloses that

Pacific Partners intends to acquire at least 50,000  additional  shares of Stock but less than 15% of the total issued and outstanding shares of Stock.

         On  September  26,  2000,  the  Federal  Trade  Commission,  Bureau  of

Competition Premerger Notification Office, granted Pacific Partners' request for early termination.  A copy of such early termination of waiting period notice is filed as Exhibit 99.8.

         Meetings with  Management.  On September 25, 2000,  representatives  of

Pacific Partners (Messrs. Levine, Contadino and Wieger) met with representatives of the Company  (Messrs.  Hanneman and Spencer and Ms.  Mariucci).  Although the

meeting  failed  to  result  in a  consensus  regarding  solutions  to  existing challenges,  Mr. Hanneman  agreed to reconsider the request by Pacific  Partners for  representation  on the Company's  Board of  Directors.  On October 3, 2000,

Messrs. Hanneman and Levine met again and Mr. Hanneman proposed that the Company would  consider  nominating Mr. Levine for election to the Board of Directors at the 2001 Annual Meeting of Stockholders.  After  considering this proposal,  the

Stockholder determined that a delay of one-year in providing the requested Board representation was unacceptable and so notified Mr. Hanneman on October 5, 2000.

         Preliminary  Proxy Statement  Filing. In light of the Company's refusal to provide Pacific Partners with Board  representation  commencing with the 2000

Annual Meeting of  Stockholders,  on October 6, 2000,  Pacific  Partners filed a

Preliminary  Proxy  Statement with the Securities and Exchange  Commission.  The


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CUSIP NO. 947423 109                                        Page 6 of 8

Preliminary  Proxy  Statement  states that Pacific  Partners  believes  that the

Company's  five-year  cumulative total return to stockholders of negative 32% is unacceptable  and that  immediate  change  is needed to  facilitate  efforts  to maximize  shareholder  value.  The Preliminary  Proxy statement  recommends that stockholders  vote:  FOR the election of William S. Levine,  Brian John O'Connor and one of the nominees of Del Webb Corporation other than Glenn W. Schaeffer or

C. Anthony Wainwright to the Del Webb Board of Directors at the November 2, 2000

Annual Meeting;  AGAINST the Del Webb 2000 Executive  Long-Term  Incentive Plan;

AGAINST the Del Webb 2000 Executive Management Incentive Plan; and FOR ratifying the appointment of KPMG LLP as the principal  independent public accounting firm of the Company for the year ending June 30,  2001.  A copy of the press  release announcing the filing of the Preliminary  Proxy Statement is attached as Exhibit

99.9 hereto.

         Going Forward.  Pacific Partners has been  in  contact  with  selected stockholders  of the Company,  including  but not limited to J.F. Shea Co., Inc.

and Avatar  Holdings,  Inc.  with a view towards  soliciting  their  support for

Pacific Partners' nominees for election to directors. The stockholder intends to solicit proxies as described in the Preliminary Proxy Statement.

         Except as set forth herein, the Reporting Persons have no present plans or  proposals  which  relate to or would  result in any of the  action or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 947423 109                                        Page 7 of 8


Item 7.          Materials to be Filed as Exhibits.

Exhibit 99.1     Customer Agreement with Spear, Leeds & Kellogg
------------

Exhibit 99.2     Amended and Restated Operating Agreement of Pacific Partners,
------------     LLC

Exhibit 99.3     Press Release of August 17, 2000
------------

Exhibit 99.4     Letter to LeRoy C. Hanneman, Jr., President and Chief
------------     Executive Officer

Exhibit 99.5*    Written Notice of Intent to Nominate Persons for Election as
------------     Directors dated August 31, 2000

Exhibit 99.6*    Demand to inspect and copy the list of  stockholders  of
------------     Del Webb Corporation and certain related  stockholder  records dated August 31, 2000

Exhibit 99.7*    Press Release of August 31, 2000
------------

Exhibit 99.8**   Letter from Federal Trade Commission granting early termination
------------     of waiting period

Exhibit 99.9**   Press Release of October 6, 2000
------------






*Filed with Amendment No. 1

**Filed with Amendment No. 2


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CUSIP NO. 947423 109                                        Page 8 of 8


                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date:  October 12, 2000


                                                PACIFIC PARTNERS, LLC

                                                By:    /s/ William S. Levine
                                                      --------------------------
                                                Name: William S. Levine
                                                Its:  Manager

                                  EXHIBIT INDEX

Number           Description

Exhibit 99.1     Customer Agreement with Spear, Leeds & Kellogg
------------

Exhibit 99.2     Amended and Restated Operating Agreement of Pacific Partners,
------------     LLC

Exhibit 99.3     Press Release of August 17, 2000
------------

Exhibit 99.4     Letter to LeRoy C. Hanneman, Jr., President and Chief
------------     Executive Officer

Exhibit 99.5     Written Notice of Intent to Nominate Persons for Election as
------------     Directors dated August 31, 2000

Exhibit 99.6     Demand to inspect and copy the list of stockholders of Del Webb
------------     Corporation and certain related stockholder records

Exhibit 99.7     Press Release of August 31, 2000
------------

Exhibit 99.8     Letter from Federal Trade Commission granting early termination
------------

Exhibit 99.9     Press Release of October 6, 2000
------------